                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                       IMAGE GUIDED TECHNOLOGIES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  451922 10 8
           --------------------------------------------------------
                                 (CUSIP Number)

                  Jeffrey J. Hiller, Vice President - Finance
               5710-B Flatiron Parkway, Boulder, Colorado 80301
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                                December 12, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP No. 451922 10 8

-------------------------------------------------------------------------------

 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Matthew Lyons
-------------------------------------------------------------------------------

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  N/A
     (b)  N/A
-------------------------------------------------------------------------------

 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)

     SC: $627,900; Shares acquired in exchange for shares of
     Brimfield Precision, Inc. acquired by the Issuer 12/12/97
-------------------------------------------------------------------------------

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     N/A
-------------------------------------------------------------------------------

 (6) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------

 Number of Shares            (7)  Sole Voting Power                    242,667
 Beneficially Owned          (8)  Shared Voting Power                        0
 by Each Reporting           (9)  Sole Dispositive Power               242,667
 Person With                 (10) Shared Dispositive Power                   0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     6.6%
-------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)

     N/A
-------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     6.6%
-------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is No Par Value Common Stock (the "Common Stock"), issued by Image Guided Technologies, Inc., a Colorado corporation (the "Issuer"). The principal offices of the Issuer are located at 5710-B Flatiron Parkway, Boulder, Colorado 80301.


Item 2.  IDENTITY AND BACKGROUND.

     (a)  Matthew Lyons (the "Reporting Person")
     (b)  90 Brookdale Drive, Springfield, MA
     (c)  President, Blackstone Medical, Inc.,
          90 Brookdale Drive, Springfield, MA
     (d)  N/A
     (e)  United States of America


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See cover page, number 4.


Item 4.  PURPOSE OF TRANSACTION.

     The Reporting Person holds the shares of Common Stock presently owned by him for investment purposes. The Reporting Person has no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any subsidiary of the Issuer; the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any material change in the present capitalization or dividend policy of the Issuer; any material change in the Issuer's business or corporate structure; any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)  See cover page, number 11.
     (b)  See cover page, numbers 7-10.
     (c)  N/A
     (d)  N/A
     (e)  N/A


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     N/A


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Agreement of Purchase and Sale Among Image Guided Technologies, Inc. and Stockholders of Brimfield Precision, Inc., dated November 25, 1997.*

     Exhibit 2 - Amendment to Agreement of Purchase and Sale, dated December 12, 1997.*

---------------
*Incorporated by reference from Issuer's Current Report Form 8K (SEC File No. 001-12189).

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1997

                                       /s/ Matthew Lyons
                                       ----------------------------------------
                                       Matthew Lyons